September 16, 2009

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. David R. Humphrey

Re:       Euroseas Ltd.
Form 20-F for the year ended December 31, 2008
File No. 001-33283

Dear Mr. Humphrey:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2008 (the "20-F"), filed with the Securities and Exchange Commission (the "Commission") on May 18, 2009.  By letter dated September 2, 2009 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 20-F.  Those comments, together with the Company's responses to them, are set forth below.

Form 20-F for the Year Ended December 31, 2008

Note 1 – Basis of Presentation and General Information, page F-8

1.
We note, from your discussion on page 14, that you are a holding company with no significant assets or operations apart from the equity interests in your wholly-owned subsidiaries.  Please discuss the consideration given to the disclosure requirements of Schedule I of Rule 5-04 of Regulation S-X and to Rule 4-08 (e)(3) of Regulation S-X.

We respectfully advise the Staff that restrictions on the net assets of the Company's subsidiaries (i.e. the ability to pay cash dividends or make other distributions) exist for a portion of the net assets of some of the Company's subsidiaries due to the loan agreements to which the subsidiaries are a party.  There are no other limitations on the ability of the Company's subsidiaries to make distributions. The Company considered the requirements of Rules 5-04 and 4-08 (e)(3) of Regulation S-X and determined that the ratio of the restricted net assets of its consolidated subsidiaries over its consolidated net assets as of December 31, 2008 was less than 25 percent. The test is the same for both Rule 5-04 and Rule 4-08(e)(3) as the Company has no unconsolidated subsidiaries or equity method investees. Based on that determination, the Company concluded that it was not required to file Schedule I or provide Rule 4-08 (e)(3) financial statement disclosures.

Note 2 – Significant Accounting Policies

Vessels, page F-14

2.
We note the reduction in depreciation expense in fiscal 2008 and its impact upon net income for the period.  Please also disclose the related per-share amounts for the current period pursuant to paragraph 22 of SFAS 154.

We respectfully advise the Staff that the effect of the Company's change in the estimated useful life and scrap value of its vessels was a decrease in depreciation by $836,000 for 2008, or $0.03 per share, and an increase of net income of the same amount. The Company included the per share amounts in its Form 6-K in respect of the second quarter of 2009, filed on August 18, 2009 and will include this information in its future filings with the Commission.

Note 4 – Vessels net, page F-22

3.
Please explain to us the facts and circumstances surrounding the sales of the "Ioanna P" and "Nikolaos P" resulting in an impairment charge of $25 million on assets with a book value of $31 million.  Please include in your response the age of each ship, how you determined sale of such vessels was appropriate, and how the sales contracts were negotiated.

We respectfully advise the Staff that the impairment charge of $25.1 million is broken down into an impairment charge of $0.3 million for M/V "Nikolaos P" (with a book value of $2.6 million) and an impairment charge of $24.8 million for M/V "Ioanna P" (with a book value of $28.6 million).

The drybulk shipping market boomed during 2007 and the first eight months of 2008, driven by high vessel demand due to the rapid increase in imports of raw materials by China and slow vessel growth, with vessel prices and charter rates reaching levels significantly higher than previous market peaks.  M/V "Nikolaos P", a vessel with a carrying capacity of 34,750 deadweight tons and built in 1984, was purchased in July 1996 for $9.5 million – around historically average price levels at the time - and was depreciated down to a book value of $2.6 million by December 31, 2008. M/V "Ioanna P", a vessel with a carrying capacity of 64,873 deadweight tons, also built in 1984, was purchased in November 2007 at a relatively high price level reflective of the high charter rates then available in the market at such time. M/V "Ioanna P" was acquired with an attached time charter for $35,500 per day until August 2008, which was below then prevailing market rates at the time of purchase.  The cash consideration of $28.7 million paid for M/V "Ioanna P" and acquired below market time charter was allocated based on their relative fair market values resulting in a total vessel cost of $36.1 million with $7.4 million representing the liability allocated to the below market acquired time charter.  At the date of acquisition, it was estimated that the M/V "Ioanna P" was to be used for approximately 4.3 years based on the market conditions at that time and the age of the vessel. Prior to the expiration of the original acquired time charter in August 2008, the Company negotiated new employment for the M/V "Ioanna P" for September and October 2008 at a rate of approximately $75,000 per day. As a result of the credit crisis and the significant downturn of world trade, the market charter rates for vessels completing their employment like M/V "Ioanna P" dropped sharply to below $5,000 per day in November and December of 2008, and to even lower rates for smaller vessels like M/V "Nikolaos P".  As a result of the decline in the charter rates for each of M/V "Ioanna P" and M/V "Nikolaos P" and the age of these vessels, their fair market values declined significantly.

In addition to the drop in charter rates, both M/V "Ioanna P" and M/V "Nikolaos P" were due for their regular special survey and drydocking in early 2009 which was expected to cost in excess of $2 million for M/V "Ioanna P" and in excess of $1.5 million for M/V "Nikolaos P". This was considered to be a significant investment for the Company to make at the bottom of the market cycle. As a result, the Company decided to sell M/V "Nikolaos P" and M/V "Ioanna P", which were the oldest vessels in its fleet, to unaffiliated third parties at prevailing market price levels based on arms-length negotiations.  This decision was consistent with the Company's strategy to expand and renew its fleet by carefully selecting the timing and the structure of its investments in drybulk and containership vessels as discussed in the Company's 20-F filings.

It is common practice that the sale of vessels such as the "Ioanna P" and the "Nikolaos P" is negotiated through the use of sale and purchase brokers working on behalf of the seller, the buyer or as intermediaries. Generally, there are at least two and on average as many as four brokers involved. The sales price is determined after reviewing and negotiating bids from interested buyers who have typically inspected the vessel and its records.  After an agreement on the price is reached, a "memorandum of agreement" ("MOA") is signed outlining the remaining terms and conditions, including the time of the physical delivery of the vessel, and a deposit is paid, typically equal to 10% of the sale price.  When the vessel is delivered to the buyer the remaining funds are paid.  The sale of the "Ioanna P" and the "Nikolaos P" followed this practice.

The reduced market price levels at the time of the sale of the "Ioanna P" and the "Nikolaos P" gave the Company the opportunity to implement its fleet renewal program and reduce the age of its fleet while taking advantage of the depressed prices (as compared to the pre-credit crisis levels) by purchasing two vessels built in 1997 and 1998, respectively, to replace the M/V "Nikolaos P" and M/V "Ioanna P".  Despite the fact that M/V "Ioanna P" was purchased about a year ago, the cyclical nature of the shipping industry made it beneficial to have it replaced by another vessel that was thirteen years younger, as the daily operating costs of the younger vessel were expected to be lower and its earning capacity higher than M/V "Ioanna P".  The same savings were expected to be achieved by replacing M/V "Nikolaos P" with a younger vessel. The Company decided to sell the vessels during the three-month period ended December 31, 2008 considering the above mentioned cost savings.

At December 31, 2008 these two vessels were classified as held for sale and measured at the lower of their carrying amounts or fair market values less cost to sell, when all of the criteria in par. 30 of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" were met during the three month period ended December 31, 2008 resulting in impairment charge of $25.1 million. If the Company had not classified the vessels as held for sale, the vessels would have been evaluated for impairment as an asset held for use under FAS 144 paragraph 7 due to the significant decrease in charter market rates.

4.
We note that your Form 6-K for the month of June 2009 includes financial statements for the quarter ended March 31, 2009.  Reference is made to Footnote 9(g) of these financial statements with regard to your long-term debt.  You state that the loan is secured, in part, by "first priority mortgage over M/V of Ioanna P."  Please tell us whether this is the same vessel that you recently sold and, if so, explain how the contractual terms of the loan arrangement have been impacted by the sale.

We respectfully advise the Staff that the M/V "Ioanna P" referenced in Footnote 9(g) is the same vessel that the Company recently sold.  The M/V "Ioanna P" secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Trust Corp., one of the Company's subsidiaries and the owner of M/V "Tiger Bridge".  On such date, Tiger Navigation Trust Corp. also granted the lender a first priority mortgage over M/V "Tiger Bridge" to secure the loan and its guarantee.  These changes did not result in any changes to the repayment schedule, interest rate or any other key terms of the loan agreement. The Company will disclose this in its future filings to reflect these arrangements.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,

SEWARD & KISSEL LLP
		By:	/s/ Lawrence Rutkowski
Partner
cc:	Ms. Amy Geddes
Ms. Margery Reich